[Letterhead of SandRidge Energy, Inc.]
December 18, 2007
Via EDGAR and Federal Express
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	SandRidge Energy, Inc.
Registration Statement on Form S-1
Filed August 13, 2007
File No. 333-145386
Dear Mr. Schwall:
     Set forth below are the responses of SandRidge Energy, Inc., a Delaware corporation (“we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated December 14, 2007, with respect to the review of the Company’s Registration Statement on Form S-1 filed with the Commission on August 13, 2007, File No. 333-145386 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.
     We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.
General
1.	We note your response to our prior comment 1 and your revisions to your disclosure to reflect your results as of September 30, 2007 and to comply with all applicable comments to your IPO Form S-1 registration statement, file no. 333-144004. However, please further revise disclosure throughout your prospectus to provide missing information, and to reflect results as of September 30, 2007, and subsequent events. As examples only, we note the following:
•	In the “Overview” section of the “Summary” on page 1 you present capital expenditures as of June 30, 2007.

•	Your risk factor on page 14 entitled “We will not know conclusively prior to drilling” gives drilling information as of June 30, 2007.

•	Your risk factor on page 22 entitled “You may experience Dilution” provides information as of June 30, 2007 and has missing information.

U.S. Securities and Exchange Commission
December 18, 2007

•	In the “Related Party Transactions” section on page 124, update the disclosure with regard to the purchase of gas and oil interests from Mr. Mitchell, which apparently closed in November.

•	Update the “Where You Can Find More Information” section on page 135 to reflect the completion of the offering.
Response: We have revised the Registration Statement to reflect our results as of September 30, 2007 and subsequent events. For example, we have updated the following items:
•	our capital expenditures through September 30, 2007 on page 2 of Amendment No. 2;

•	our operational data as of September 30, 2007 in the “Summary,” “Risk Factors” and “Business” sections of Amendment No. 2;

•	our outstanding stock as of November 30, 2007 on pages 8, 21 and 127 of Amendment No. 2;

•	the closing of our transaction with Mr. Mitchell on page 125 of Amendment No. 2;

•	the appointment of a new director on December 14, 2007 on pages 87, 89-91 and 110 of Amendment No. 2; and

•	“Where You Can Find More Information” on page 136 of Amendment No. 2.
Note that all data related to proved reserves, PV-10 or identified potential drilling locations remains as of June 30, 2007 because that is the date of our most recent reserve report prepared by outside engineers.
2.	We note your response to our prior comment 2. Please provide the additional information that you refer to when it becomes available.

Response: We have included all applicable information in Amendment No. 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Correction of an Accounting Error, page 34
3.	We note your statement that you have taken steps to improve and continue to improve your internal control over financial reporting in light of the need for a restatement. However, we note that in your Form 10-Q for the quarter ended

U.S. Securities and Exchange Commission
December 18, 2007

September 30, 2007 you state that you made no material changes to your internal controls over financial reporting during the quarter. Please reconcile these statements.
Response: We have revised the disclosure on page 34 of Amendment No. 2 to clarify that all steps were taken during the second quarter of 2007.
Selling Stockholders, page 112
4.	We note your response to our prior comment 3. Please delete the language in the introductory paragraph that refers to the stock that you have removed from registration in response to the prior comment.

Response: We have revised the disclosure on page 112 of Amendment No. 2 to remove the language in the introductory paragraph.

5.	Please identify the natural persons who have the authority to vote or dispose of the securities for the following entities: the Ares entities, Garrett Family Equity Investment LLC; and Bar-Co Investments, LLC.

Response: We have revised the disclosure on page 118 of Amendment No. 2 to identify the natural persons who have authority to vote or dispose of the securities held by Garrett Family Equity Investment LLC and Bar-Co Investment, LLC. With respect to the Arcs entities, we have previously disclosed the entity that exercises voting and dispositive power over the securities held by the Ares entities. This entity is controlled by a committee consisting of more than three natural persons. Accordingly, voting and dispositive power is not attributable to any natural person.

6.	We note that the total number of shares on the table to be sold by your selling shareholders is 41,878,396, but that you have registered 57,601,952 shares for resale. Please advise.

Response: We have revised the selling stockholder table and the cover of the prospectus in Amendment No. 2 to clarify that 53,595,665 shares are being offered for resale.
Plan of Distribution, page 118
7.	Please specifically name the selling shareholders who are broker-dealers and, as such, deemed to be underwriters.

Response: None of the selling stockholders are broker-dealers. We have revised the disclosure on pages 112 through 115 of Amendment No. 2 to indicate by footnote that the selling

U.S. Securities and Exchange Commission
December 18, 2007

stockholders that are affiliates of broker-dealers registered under Section 15(b) of the Exchange Act, each of which has represented that it (i) purchased the securities for its own account, not as a nominee or agent, in the ordinary course of business and with no intention of selling or otherwise distributing securities in any transaction in violation of securities laws and (ii) at the time of purchase, it did not have any agreement or understanding, direct or indirect, with any other person to sell or otherwise distribute the purchased securities.
Exhibits
8.	Please file your opinion of counsel as an exhibit.

Response: We have included the opinion of Vinson & Elkins L.L.P. as exhibit 5.1 to Amendment No. 2.

U.S. Securities and Exchange Commission
December 18, 2007

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to Bruce Thompson at (405) 753-5603 or Jim Prince at Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,
By:	/s/ V. Bruce Thompson
V. Bruce Thompson Senior Vice President — Legal and General Counsel

cc:	Donna Levy, Securities and Exchange Commission
James M. Prince, Vinson & Elkins L.L.P.
T. Mark Kelly, Vinson & Elkins L.L.P.